Amerant Investments, Inc.

(A wholly owned subsidiary of Amerant Bank, N.A.)
Financial Statements and
Supplementary Information
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-53612

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__
                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Amerant Investments, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__220 Alhambra Circle__
(No. and Street)

__Coral Gables__	__FL__	__33134__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Sergio Guerrero__	__(305) 629-5881__	sguerrero@amerantinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RSM US LLP__
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suit 3300	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

09/23/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sergio Guerrero _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Amerant Investments _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROGER BOSCH
Notary Public-State of Florida
Commission # HH 495146
My Commission Expires
March 01, 2028

02/18/26

Signature: _____

Title: _____
SVP, Chief Operating Officer & FINOP

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Index
December 31, 2025



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Amerant Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Amerant Investments, Inc. (the Company) as of December 31, 2025, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

THE POWER OF BEING UNDERSTOOD
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1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.



Supplemental Information
The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
February 19, 2026

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	413,160
Cash due from clearing broker		11,607,038
Deposits with clearing broker		250,000
Other short-term investments, at fair value		7,233,008
Total cash and cash equivalents		19,503,206
Receivable from clearing broker		2,881,000
Other assets		1,074,807
Total assets	$	23,459,013

Liabilities and Stockholder's Equity

Accrued expenses and other liabilities	$	1,929,418
Total liabilities		1,929,418
Commitments and contingencies (Note 6)		
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding		1
Additional paid in capital		10,061,459
Accumulated earnings		11,468,135
Total stockholder's equity		21,529,595
Total liabilities and stockholder's equity	$	23,459,013

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Operations
Year Ended December 31, 2025

Revenues		
Brokerage commissions	$	8,766,789
Investment advisory fees		8,361,008
Other revenue		1,102,434
Total revenues		18,230,231
Expenses		
Employee compensation and benefits		7,900,854
Fees and services		4,363,344
Occupancy		312,565
Other expenses		687,794
Total expenses		13,264,557
Income before income taxes		4,965,674
Income taxes		(1,278,223)
Net income	$	3,687,451

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2025

	Common Stock Shares	Amount	Additional Paid in Capital	Accumulated Earnings	Total Stockholder's Equity
Balances at January 1, 2025	100	$ 1	$ 9,680,370	$ 7,780,684	$ 17,461,055
Net income	—	—	—	3,687,451	3,687,451
Stock-based compensation	—	—	381,089	—	381,089
Balances at December 31, 2025	100	$ 1	$ 10,061,459	$ 11,468,135	$ 21,529,595

The accompanying notes are an integral part of these financial statements.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities	
Net income	$ 3,687,451
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Deferred tax benefit	(77,470)
Stock-based compensation expense	313,007
Change in operating assets and liabilities -	
Receivable from clearing broker	(134,000)
Other assets	(459,191)
Accrued expenses and other liabilities	335,842
Net cash provided by operating activities	3,665,639
Cash flows from financing activities	
Additional paid in capital contributions arising from stock-based compensation, net	68,082
Net cash provided by financing activities	68,082
Net increase in cash and cash equivalents	3,733,721
Cash and cash equivalents	
Beginning of the year	15,769,485
End of the year	$ 19,503,206
Supplemental disclosures of cash flow information	
Income taxes paid (net of refunds received):	
U.S. federal	$ 1,019,950
U.S. state and local - Florida	266,000
Total	$ 1,285,950

The accompanying notes are an integral part of these financial statements.

6

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2025

1. **Organization and Summary of Significant Accounting Policies**

    Amerant Investments, Inc. (the "Company"), organized in July 2001 and operating since May 2002, is a broker-dealer and an investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's principal office is in the City of Coral Gables, Florida.

    The Company is a wholly owned subsidiary of Amerant Bank, N.A. (the "Bank"). The Bank is the main operating subsidiary of Amerant Bancorp Inc. ("Amerant" or "the Holding Company") in the United States of America ("U.S."). Amerant is a bank holding company registered in the State of Florida and its principal office is in the City of Coral Gables. Amerant is registered with the U.S. Securities and Exchange Commission ("SEC") and its shares of common stock are listed and trade on the New York Stock Exchange ("NYSE") under the symbol "AMTB".

    The Company provides introductory brokerage and investment services primarily for customers of the Bank. The Company also provides its customers with transaction services. All security transactions are settled through a third party clearing broker on a fully disclosed basis. Revenues derived from these services are recognized in the accompanying statement of operations. Custody of securities owned by customers of the Company is maintained by third parties.

    Subsequent events have been evaluated for potential recognition and/or disclosure through the date these financial statements were issued.

    The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with generally accepted accounting principles in the United States of America ("U.S. GAAP").

    Estimates
    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are appropriate. Actual results could differ from those estimates.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2025

Revenue Recognition

Brokerage commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission or markup/markdown fee. Commissions and markup/markdown fees and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument has been transferred to/from the customer. The Company also receives periodic service fees or trailers from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined.

Investment Advisory and administration fees

Fees are derived from investment advisory and account administrative services. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming benefits as they are provided by the Company. Investment advisory fees are recorded as earned on a pro rata basis over the term of the contracts, based on a percentage of the average value of assets managed during the period. Account administrative fees are charged to customers for the maintenance of their accounts and are earned and collected on a quarterly basis. These fees are assessed and collected once per quarter and recognized as revenue at that time as they relate specifically to the services provided in that period.

Other Revenue

Other revenue includes interest revenue and service fees. Interest revenue is interest generated on interest earning assets which is recorded on an accrual basis. The Company's primary interest earning assets include cash and cash equivalents and, from time to time, customer margin loans.

Service fees includes wire transfer and other service fees. Service fees are largely transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time.

Expected Credit Losses

Under accounting standard codification ("ASC") Topic 326, entities must record lifetime expected credit losses for financial instruments within the scope of the current expected credit losses ("CECL") model. The Company has determined that ASC 326 had no impact on its financial instruments, including receivables, at December 31, 2025. The Company determined there are no current expected credit losses on its receivables based on their short-term duration and creditworthiness of the counterparties.

Stock-based Compensation

The Holding Company may grant share-based compensation and other related awards to its subsidiaries' non-employee directors, officers, employees and certain consultants. Compensation cost is measured based on the estimated fair value of the award at the grant date and recognized in earnings and as an increase in additional paid in capital on a straight-line basis over the requisite service period or vesting period. The fair value of the unvested shares of restricted stock is based on the market price of the Holding Company's Class A common stock at the date of the grant.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2025

The Company also offers an employee stock purchase plan ("ESPP"). The ESPP allows eligible employees to purchase common stock of the Holding Company at a 15% discount applied to the stock price at the beginning or end of the offering period, whichever is lower. Each offering period is six months in length with a purchase limit of 5,000 shares per eligible employee per offering and a $25,000 per eligible employee contribution limit per year. Each offering period begins the first trading day on or after June 1 and December 1 of each year. The fair value of the ESPP at the beginning of the offering period is based on an estimated fair value using an option pricing model. The Company recognizes compensation expense in an amount equal to the estimated fair value of the 15% discount plus the fair value of the look-back option, over the offering period.

Cash and Cash Equivalents
The Company classifies as cash equivalents highly liquid financial instruments purchased with original maturities of three months or less. Cash and cash equivalents include primarily US Treasury Bills, with maturities of 90 days or less, which are classified as other short-term investments in the statement of financial condition. In addition, cash and cash equivalents include cash deposits held in firm accounts at the clearing broker and cash held at the Bank, including amounts generally considered as restricted. Also, cash deposits held at the broker are considered cash and cash equivalents.

Leases
The Company leases office space from the Bank under a short-term operating lease. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company has made an accounting policy election not to recognize right-of-use assets and lease liabilities that arise from short-term leases,or leases that have a lease term of 12 months or less at commencement date. As a result, the Company recognizes lease expense as it is incurred under the term of the short-term leases.

Income Taxes
Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the resulting net deferred tax asset is determined based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. The effect of changes in tax laws or rates is recognized in results in the period that includes the legislation enactment date. A valuation allowance is established against the deferred tax asset to the extent that management believes that it is more likely than not that any tax benefit will not be realized. Income tax expense is recognized on the periodic change in deferred tax assets and liabilities at the current statutory rates.

The results of operations of the Company are included in the consolidated income tax return of the Holding Company and its subsidiaries as members of the same consolidated tax group. Under the intercompany income tax allocation policy, the Company and the entities included in the consolidated tax group are allocated current and deferred taxes as if they were separate taxpayers. As a result, the Company and the entities included in the consolidated group, pay their allocation of income taxes to the Holding Company, or receive payments from the Holding Company to the extent that tax benefits are realized.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2025

On July 4, 2025, federal legislation generally referred to as H.R. 1 - One Big Beautiful Bill Act (the "Act") was signed into law. The Act includes a variety of tax provisions including permanently extending and modifying certain key aspects of existing tax law. U.S. GAAP requires the effects of changes in tax laws and rates to be recognized in its financial statements in the period in which legislation is enacted. The Company evaluated the impact of the Act on its financial statements and determined there is not a material impact resulting from the Act.

Segment Reporting

The Company operates under one single reportable segment. The chief operating decision maker ("CODM") is the Company's Head of Wealth Management who serves as the Company's Chief Executive Officer ("CEO"). The CEO makes the overall decisions about the Company's resource allocation and assesses the performance of Company. Substantially all of the Company's revenues are derived from brokerage and investment advisory services primarily offered in the United States to customers located in the United States and abroad. All decisions regarding the allocation of financial, operational, and other resources are managed for the Company as one operating segment. As part of the determination for the allocation of resources, the CODM reviews net income as the measure of profit or loss. The accounting policies used to measure the profit and loss are those described in the summary of significant accounting policies. In addition, as part of assessment of the performance of the Company, the CODM reviews: (i) the statement of operations for significant expenses which include both cash and noncash items such as stock-based compensation, and (ii) the Company's compliance with the Uniform Net Capital Rule 15c3-1 (see Note 10) under the Securities and Exchange Act of 1934, which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy. Other revenue and expenses on the statement of operations primarily include interest revenue and service fees, and software support charges, respectively.The measure of assets is reported on the balance sheet as total assets. There were no changes in segment determinations, measures reviewed by the CODM, or significant expense categories compared with prior periods.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2025

2. Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued amended guidance that requires entities to provide additional income tax disclosures on an annual basis (ASU 2023-09.). This includes the disclosure of more detailed information on income tax reconciliations and income tax paid. In addition, the amendments remove certain existing disclosure requirements related to uncertain tax positions and unrecognized deferred tax liabilities. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2024. The Company adopted this guidance in the year ended December 31, 2025, by introducing new disclosure requirements. There was no other significant impact to the Company's financial statements as a result of the adoption of this guidance. See Note 9, Income Taxes for more details. Additionally, there were enhancements to certain disclosures in the Statements of Cash Flows.

3. Cash Segregated Under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii), and as such does not hold or carry any customer accounts and therefore does not have a segregated cash account.

4. Related Party Transactions

The Company has a service agreement with the Bank under which the Bank provides certain administrative, operational, and accounting services to the Company for a fee.

The following amounts are included in the statement of financial condition and statement of operations in connection with the related party transactions as descrirbed:

		December 31, 2025
Assets		
Cash and cash equivalents	$	413,160
Other assets		49,562
		462,722
Liabilities		
Other liabilities		43,733
Net asset position	$	418,989

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2025

		Year-Ended December 31, 2025
Expenses		
Fees and services:		
Administrative, operational and accounting services	$	1,097,700
Occupancy		312,565
	$	1,410,265

The Company maintains some of its cash deposited with the Bank for amounts that, at times, may be in excess of federally-insured limits mandated by the Federal Deposit Insurance Corporation.

In 2025, the Company paid to the Bank $1,097,700 for administrative, operational and accounting services received from the Bank. These expenses are included as part of "fees and services" in the Company's statement of operations.

Effective January 1, 2025 the Company entered into a short-term operating lease with the Bank which expired on December 31, 2025, and was renewed on January 1, 2026 for another year. Total lease expense for the year ended December 31, 2025 amounted to $312,565 and is included as "occupancy" in the Company's statement of operations.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2025

5. **Revenue Recognition**

The following table provides the disaggregation of the Company's revenue by major source:

	December 31, 2025
Brokerage commissions	
Commissions earned	$ 5,381,852
Trailer fees	3,384,937
Brokerage commissions	8,766,789
Investment advisory fees	
Advisory fees	7,093,756
Administrative fees	1,267,252
Investment advisory fees	8,361,008
Other revenue	
Interest revenue	1,041,445
Other service fees	60,989
Other revenue	1,102,434
Total revenues	$ 18,230,231

The Company had receivables related to revenue from contracts with customers of $2,747,000 at January 1, 2025 and $2,881,000 at December 31, 2025. The change in balances is due to an increase in the volume of activity with customer in the normal course of business.

6. **Commitments and Contingencies**

Effective January 1, 2025, the Company entered into a short-term operating lease agreement with the Bank which expired on December 31, 2025, and was renewed in January 1, 2026 for another year. The term of the short-term operating lease does not contain renewal options or variable payment requirements. The lease payments under the short-term operating lease covers rent, common area maintenance, and real estate taxes. The Company had a total lease expense of $312,565 during the year ended December 31, 2025.

In the normal course of business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statement of financial condition. In addition, risks arise from the possible inability of counter parties to meet the terms of their contracts.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2025

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends collateralized credit to its customers, subject to various regulatory and internal margin requirements. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company regularly monitors margin levels and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company may be required, in the event of the nondelivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

From time to time, the Company may be exposed to loss contingencies. In the ordinary course of business, those contingencies may include, known but unasserted claims, and legal / regulatory inquiries or examinations. The Company records these loss contingencies as a liability when the likehood of loss is probable and an amount or range of loss can be reasonably estimated. In the opinion of management, the Company maintains a liability that is in an estimated amount sufficient to cover said loss contingencies, if any, at the reporting date.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2025

7. **Fair Value of Financial Instruments**

The Company's financial instruments at December 31, 2025 consisted of other short-term investments and are carried at fair value.

Fair Value Measurement

The Company uses the following to measure fair value for its investments:

Level 1	Inputs to the valuation methodology are quoted prices in active markets for identical assets or liabilities.
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company did not recognize any transfers between levels during the year.

The Company's other short-term investments include U.S. Treasury Bills and are valued based on quoted prices for similar assets in secondary markets and are included in Level 2 of the valuation hierarchy.

Financial assets measured at fair value on a recurring basis are summarized below:

	December 31, 2025			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Third-Party Models with Observable Market Inputs (Level 2)	Internal Models with Unobservable Market Inputs (Level 3)	Total Carrying Value in the Statement of Financial Condition
Assets				
Cash and Cash equivalents				
Other short-term investments [1]	$ —	7,233,008	—	7,233,008

_____
(1) Consists of U.S. Treasury Bills with maturities of three months or less.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2025

8.   **Incentive Compensation and Benefit Plans**

a)   *Employee Benefit Plans*

The Amerant Bank, N.A. Retirement Benefit Plan (the "401(k) Plan") is a 401(k) defined contribution employee benefit plan covering substantially all employees of the Company.

The Company matches 100% of each participant's contribution up to a maximum of 5% of their annual salary. Contributions by the Company to the 401(k) Plan are based upon a fixed percentage of participants' salaries as defined by the 401(k) Plan. The Plan enables Highly Compensated employees to contribute up to the maximum allowed without further restrictions. All contributions made by the Company to the participants' accounts are vested immediately. In addition, employees with at least three months of service and who have reached a certain age may contribute a percentage of their salaries to the 401(k) Plan as elected by each participant.

The Company's matching contributions to the 401(k) Plan amounted to $240,438 in 2025. This amount is included within employee compensation and benefits in the statement of operations.

The Bank maintains a non-qualified deferred compensation plan for eligible highly compensated employees (the "Deferred Compensation Plan"). The Deferred Compensation Plan permits deferrals of compensation above the amounts that can be contributed for retirement under the 401 (k) Plan. Under the Deferred Compensation Plan, eligible employees may elect to defer all or a portion of their annual salary and cash incentive awards. Effective January 1, 2022, there were no matching contributions from the Company under the Deferred Compensation Plan. All deferrals, employer contributions, earnings, and gains on each participant's account in the Deferred Compensation Plan are vested immediately.

b)   *Stock-based Incentive Compensation Plan*

The Holding Company sponsors the 2018 Equity and Incentive Plan (the "2018 Equity Plan"). Under the 2018 Equity Plan, certain number of common shares of the Holding Company are reserved for issuance pursuant to the grant of options rights, appreciation rights, restricted stock, restricted stock units, performance shares, performance units, cash incentive awards or other share-based awards. On February 11, 2021, the Holding Company adopted a new form of performance based restricted stock unit agreement ("PSU Agreement"), and a new form of restricted stock unit agreement (the "RSU Agreement") that will be used in connection with a Long-Term Incentive Plan (the "LTI Plan"), a sub-plan under the 2018 Equity Plan.

In 2025, the Company employees were granted an aggregate of 9,000 restricted stock units ("RSUs") of the Holding Company's Class A common shares under the LTI plan. Included in those 9,000 RSUs are 8,500 RSUs that will vest in three substantially equal amounts on the first, second and third anniversaries of the date of grant. The remaining 500 RSUs will vest as follows: 40% will vest in two substantially equal installments on each of the first and second anniversaries of the date of grant and 60% will vest on the third anniversary of the date of grant. The fair values of the RSUs granted were based on the market price of the Holding Company's common stock class A at the grant date. The weighted average grant date fair value of these RSUs was $23.46 per RSU.

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2025

In 2025, the Company recorded $289,094 of compensation expense related to restricted stock awards.The total unearned deferred compensation expense of $240,645 for all unvested restricted stock outstanding as of December 31, 2025 will be recognized over a weighted average period of 1.6 years.

C)   *Employee Stock Purchase Plan*

On June 8, 2022, the shareholders of the Holding Company approved the Amerant Bancorp Inc. 2021 Employee Stock Purchase Plan ("ESPP"). The purpose of the Plan is to provide eligible employees of Amerant and its designated subsidiaries with the opportunity to acquire a stock ownership interest in the Holding Company on favorable terms and to pay for such acquisitions through payroll deductions. The Plan became effective on February 14, 2022, subject to shareholder approval, which was obtained on June 8, 2022. In 2025, the Company recognized compensation expense of $23,913 in connection with the ESPP.

9.   **Income Taxes**

Effective January 1, 2025, the Company adopted ASU 2023-09. See Note 1. Recently Issued Accounting Pronouncements for more details.

For the year ended December 31, 2025, the Company's income before income tax expense was $4,965,674, all of which was related to domestic operations.

The components of the income tax expense for the year ended December 31, 2025 is as follows:

	December 31, 2025
Current tax expense:	
Federal	$ 1,063,783
State and local	291,910
Total current tax expense	1,355,693
Deferred tax benefit:	
Federal	(64,189)
State and local	(13,281)
Total deferred tax benefit	(77,470)
Total income tax expense	
Federal	999,594
State and local	278,629
Total income tax expense	$ 1,278,223

Amerant Investments, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Notes to the Financial Statements
December 31, 2025

The following table shows a reconciliation of the income tax expense at the statutory federal income tax rate to the Company's effective income tax rate for the year ended December 31, 2025:

	Amount	%
U.S Federal Statutory Tax Rate	$ 1,042,792	21.00 %
State and Local Income Taxes, Net of Federal Income Tax Effect (1)	230,609	4.64 %
Nontaxable or Nondeductible Items	18,086	0.37 %
Other Adjustments	(13,264)	(0.27)%
Total income tax expense	$ 1,278,223	25.74 %

(1) State taxes in Florida made up the tax effect in this category.

The composition of the net deferred tax asset, included in other assets on the Statement of Financial Condition at December 31, 2025, is as follows:

Tax effect of temporary differences:	
Deferred compensation expense	$ 326,375
Stock based compensation	73,121
Other	160
	$ 399,656

The Company evaluates the deferred tax asset for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance and projections of future taxable income. This evaluation involves significant judgment by management about assumptions that are subject to change from period to period. Management believes that the weight of all the positive evidence currently available exceeds the negative evidence in support of the realization of the future tax benefits associated with the federal net deferred tax asset. As a result, management has concluded that the federal net deferred tax asset in its entirety will more likely than not be realized. Therefore, a valuation allowance is not considered necessary. If future results differ significantly from the Company's current projections, a valuation allowance against the net deferred tax asset may be required.

The Company is part of a consolidated filing for federal income tax and a separate standalone entity filing for state tax income tax. The federal and state tax returns for years 2022 through 2025 remain subject to examination by the corresponding tax jurisdictions.

10. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such rule equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater. At December 31, 2025, the Company had net capital of $19,423,788, which was $19,295,160, in excess of its required net capital of $128,628 At December 31, 2025, the Company's percentage of aggregate indebtedness to net capital was 9.93%.

Amerant Investment Services, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Schedule I - Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2025

Computation of net capital

Total stockholder's equity	$ 21,529,595
Deductions and/or charges	
Nonallowable assets	
Receivable from clearing broker	$ 1,031,000
Other assets	1,074,807
Total deductions and/or charges	2,105,807
Net capital	19,423,788

Computation of basic net capital requirement

Minimum net capital required	128,628
Excess of net capital	$ 19,295,160

Computation of aggregate indebtedness

Total aggregate indebtness	
Accrued expenses and other liabilities	$ 1,929,418
Ratio of aggregate indebtedness to net capital	9.93 %

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2025 amended unaudited FOCUS Report filing dated February 11, 2026.

Amerant Investment Services, Inc.
(A wholly owned subsidiary of Amerant Bank, N.A.)
Schedule II and III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker Dealers Under SEC Rule 15c3-3
December 31, 2025

The Company clears all transactions with and for customers on a fully disclosed basis and the Company does not otherwise hold funds or owe money to customers. Therefore, the Company claims exemption from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Amerant Investments, Inc. Exemption Report

Amerant Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k) (2) (ii);

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year, without exception.

Amerant Investments, Inc.

I, Sergio Guerrero, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: SVP, Chief Operating Officer and FINOP.

February 17, 2026



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Amerant Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Amerant Investments, Inc. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Amerant Investments, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii), (the exemption provisions) and (b) Amerant Investments, Inc. stated that Amerant Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Amerant Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Amerant Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

RSM US LLP

Chicago, Illinois
February 19, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING




RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms.
Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.





RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Amerant Investments, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Amerant Investments, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are sufficient and appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are sufficient and appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency and appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency and appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting that there is no overpayment applied to the current assessment.

ASSURANCE | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.





We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
February 19, 2026

2

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
AMERANT INVESTMENTS INC	8-53612

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 18,230,231.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3		Add lines 1 and 2h		$ 18,230,231.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 3,434,797.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 766,909.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 224,968.00		
	c	Enter the greater of line 5a or 5b		$ 224,968.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 4,426,674.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.		$ 13,803,557.00
8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 20,705.00
9	Current overpayment/credit balance, if any		$ 0.00
10	General assessment from last filed _2025_ SIPC-6 or 6A	$ 9,598.00	
11 a	Overpayment(s) applied on all _2025_ SIPC-6 and 6A(s) $ 0.00		
b	Any other overpayments applied $ 0.00		
c	All payments applied for _2025_ SIPC-6 and 6A(s) $ 9,598.00		
d	Add lines 11a through 11c	$ 9,598.00	
12	**LESSER** of line 10 or 11d.		$ 9,598.00
13 a	Amount from line 8	$ 20,705.00	
b	Amount from line 9	$ 0.00	
c	Amount from line 12	$ 9,598.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		$ 11,107.00
14	Interest (see instructions) for __0__ days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.		$ 11,107.00
16	Overpayment/credit carried forward (if applicable)		$ 0.00

SEC No. 8-53612	Designated Examining Authority DEA: FINRA	FYE 2025	Month Dec
MEMBER NAME MAILING ADDRESS	AMERANT INVESTMENTS INC 220 ALHAMBRA CIRCLE 2ND FLOOR CORAL GABLES, FL 33134		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

[✓] By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

AMERANT INVESTMENTS INC	Sergio Guerrero
(Name of SIPC Member)	(Authorized Signatory)
1/27/2026	sguerrero@amerantinvestments.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.